PRESS RELEASE

October 16, 2006

AXA TO ACQUIRE ALPHA INSURANCE
LONG TERM BANCASSURANCE AGREEMENT WITH ALPHA BANK

AXA announced today it has entered into an agreement with Alpha Bank to acquire its insurance subsidiary Alpha Insurance for Euro 255 million. AXA and Alpha Bank, Greece’s second largest bank, have signed a long-term exclusive agreement to pursue and strengthen the existing bancassurance partnership.

Alpha Insurance is one of the top ten composite insurers on the Greek market with solid positions on profitable segments. It has a strong distribution network, notably through its 700 tied agents and the 380 branches of Alpha Bank. Alpha Insurance recorded revenues of Euro 151 million in 2005. It will be integrated to AXA’s Mediterranean Region platform upon completion of the acquisition.

Jean-Raymond Abat, Head of AXA’s Mediterranean Region, said:

"The acquisition of Alpha Insurance is an excellent opportunity to enter the Greek market, which offers very attractive growth prospects. By combining AXA’s insurance expertise with Alpha Bank’s distribution capability, we are confident of ensuring the future success and development of the Alpha Insurance business in Greece”.

Completion of the acquisition is subject to regulatory approvals in Greece.

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This press release is available on the AXA Group web site: www.axa.com

About AXA

AXA Group is a worldwide leader in Financial Protection. AXA’s operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 1,091 billion in assets under management as of June 30, 2006, and reported total revenues of Euro 41 billion and underlying earnings of Euro 2,090 million for the first half of 2006. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA.

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IMPORTANT LEGAL INFORMATION AND CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA’s plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, timely execution and closing of the Winterthur acquisition, closing of the Alpha Insurance acquisition and the consummation of the transactions related thereto. Please refer to AXA’s Annual Report on Form 20-F and AXA’s Document de Référence for the year ended December 31, 2005, for a description of certain important factors, risks and uncertainties that may affect AXA’s business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.